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                                                          EXHIBIT 99.(a)(1)(H)

                    SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                                       BY
                             BIG DOG HOLDINGS, INC.
                 UP TO 3,500,000 SHARES OF ITS COMMON STOCK AT A
                        PURCHASE PRICE OF $6.25 PER SHARE



To the Stockholders of Big Dog Holdings, Inc.:


     We have previously forwarded to you our Offer to Purchase up to 3,500,000 shares of the Company's Common Stock, par value $.01 per share, at a price net to the seller in cash of $6.25 per share. This is a reminder that the offer and the withdrawal rights expire at 9:00 a.m., Pacific time, on Wednesday, August 30, 2000.

     The terms and conditions previously set forth in the Offer to Purchase and related letter of transmittal remain applicable in all respects to the offer, except as amended by this supplement. The offer should be read in conjunction with this supplement in considering your decision. Unless otherwise specifically noted, all defined terms in this supplement shall have the respective meanings assigned to them in the Offer to Purchase.

     1. The section in the Summary Term Sheet entitled "Will I Be Charged Any Transfer Taxes, Fees, or Commissions When I Tender My Shares?" is amended by adding the following: "If you require payment of the purchase price to any person other than the registered holder or if any of your tendered shares are registered in the name of any person other than the person signing the letter of transmittal, you should contact our transfer agent, U.S. Stock Transfer Corporation. The transfer agent will advise you what, if any, state transfer taxes are payable and what evidence will be satisfactory to show that such taxes have been paid or an exemption exists."

     2. A question has arisen as to what do we mean by the term "$6.25 per share, net to the seller in cash." As noted in the offer, if you are the record holder of shares, you will not have to pay any brokerage fees or commissions. If you own your shares through a broker or other nominee, the Company believes that the custom in the brokerage industry is not to charge customers for tendering shares into a tender offer. However, if your shares are owned by a broker or nominee, we urge you to check with your broker or nominee to see if you will be charged a fee or commission for tendering shares. To the extent that any such fee or commission is charged, we will not pay for it. Accordingly, for the purposes of the offer, the term "net to the seller in cash" shall be exclusive of any fees or commissions your broker may charge.

     3. The section in the Summary Term Sheet entitled "How Do I Find Out If Big Dog Holdings, Inc. Amends The Terms Of The Tender Offer?" is amended by adding the following: "We will announce any amendment to the tender offer by making a public announcement of the amendment through a release to the Dow Jones News Service. We may, but we are under no obligation to, send out a supplement to the offering to inform you of the amendment."

     4. At the time the offer was published, it was unclear exactly how many shares would be tendered by directors and executive officers of the Company. It is now clear that of the 7,985,230 shares owned by them, they intend to tender 4,373,120 shares. Since this represents a larger number than the total number of shares that the Company is offering to purchase, it is a certainty that proration of the shares being tendered will be made. If all stockholders other than our directors and executive officers tendered all of their shares, the Company would purchase approximately 40% of the shares tendered by each stockholder, other than odd lot owners. Since our directors and executive officers intend to tender in excess of 4.3 million shares, they will receive a substantial benefit from this offer.

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     5.   The section in the Summary Term Sheet entitled "What Effect Will The
Tender Offer Have On My Shares That Are Not Purchased In The Offer, Or That I Do Not Tender?" is amended to add the following sentence at the end: "The Company intends to stop its annual dividend payment after the tender offer is completed."

     6. In the offer itself, Section 6 entitled "Certain Conditions of the Offer" is amended as follows: The first paragraph is amended in its entirety to read as follows:

          "Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if at any time on or after July 31, 2000 and prior to the expiration of this offer, any of the following events occur, or are determined by us to have occurred, that, in our reasonable judgment regardless of the cause of the event, including any action or omission to act by us, makes it inadvisable to proceed with the offer:"

          Condition 10 is amended in its entirety to read as follows:

          "(10) any change or event occurs, is discovered, or is threatened to our business, condition, financial or otherwise, income, operations, stock ownership or prospects, taken as a whole, which in our reasonable judgment is or may be materially adverse to us;"

          In addition, despite anything to the contrary in the Offer to Purchase, we will use reasonable judgment in determining whether a condition exists.

     7. Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," is amended as follows: The third sentence of the first paragraph is replaced with the following: "Since February of 1998, the Company has repurchased 1,207,200 shares in the open market under its share repurchase program. Of the total 1,207,200 shares repurchased, 321,700 shares were repurchased at prices above $6.25 per share. The last repurchase that was made for an amount above $6.25 per share was in April 1998. All repurchases made after April 1998 were made at, or, in most cases, significantly below the $6.25 tender offer price."

     8.   The following new paragraph is added to Section 8:

          "At December 31, 1999, the Company had approximately $17.9 million of cash and cash equivalents on its balance sheet. Like most companies involved in a seasonal business, our cash balances decline significantly during the year and build up again at year-end after the holiday sales. The Board of Directors of the Company believes that its operating cash flow will be adequate to pay off the revolving credit line as necessary. During the course of 2001 and 2002, the Company will use its revolving credit line as cash balances are needed."

     9. Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is amended by adding the following: The second paragraph on page 19 is revised as follows:

          "In 1996, a director and certain officers and key employees of the Company borrowed money from the Company to purchase stock and pledged their shares to secure these loans. As of the date of this offer, the amount outstanding under these loans, including accrued interest, was approximately $600,000, which is owed by 10 current employees, a director and two former employees. These loans bear interest at 7% compounding annually and are due upon the earlier of 10 years after the date of the loans, termination of employment or sale of shares. In addition, in 1996, the chairman of the Company made loans to certain employees of the Company to purchase shares from him.


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     As of the date of this offer, the amount outstanding under these loans, including accrued interest, was approximately $700,000, which is owed by 12 current employees and two former employees. None of these borrowers, other than the director, were involved in making the decision to have the Company make this offer; the chairman and the director were involved in determining whether the offer should be made. All of these loans will be paid off upon the closing of the offer. Repayment of these loans was not a motivation for the offer."

     10. Section 10, "Source and Amount of Funds," is amended by adding the following paragraph:

          "No amounts are outstanding under the revolving credit agreement at this time. If any amounts were outstanding, the Company anticipates that they would bear interest at approximately 9%, which is 2.25% over the LIBOR rate. The Company anticipates that any amounts borrowed in order to fund the tender offer will be substantially repaid by year-end out of operating cash flow and cash reserves. The Company intends, however, to borrow under the revolving line of credit as needed during 2001 and 2002."

     11. In Section 11, "Certain Information About the Company," subsection FORWARD-LOOKING STATEMENTS is amended by adding the following sentence: "While the Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward-looking statements, it is not applicable to tender offers. Therefore, any forward-looking statements contained in this offer will not have the protection of that Act."

     12. In Section 14, "Certain United States Federal Income Tax Consequences," the first sentence of the subsection entitled "CHARACTERIZATION OF THE SALE" is changed to read as follows: "A tender of shares by a stockholder pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under any applicable state, local and foreign tax laws."


August 17, 2000
                                                         Big Dog Holdings, Inc.

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